FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000


                          BROCKER TECHNOLOGY GROUP LTD.

                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8

                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                                    Form 20-F [X]      Form 40-F [_]


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                          Yes [_]             No [X]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                           82 [_]


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1   Press Release dated August 18, 2000

Exhibit 1.2   Press Release dated August 21, 2000

Exhibit 1.3   Press Release dated August 29, 2000

Exhibit 1.4   Material Change Report dated August 29, 2000

Exhibit 1.5   Changes in Capital Structure for the month of July, 2000

Exhibit 1.6   Final Prospectus dated August 28, 2000

Exhibit 1.7   Press Release dated August 30, 2000

Exhibit 1.8   Financial Statements for the 3 months ended June 30, 2000


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BROCKER TECHNOLOGY GROUP LTD.

                                           (Registrant)



    August 30, 2000                        By: (Signed) "Andrew J. Chamberlain"
-----------------------------                  ---------------------------------
Date                                           Andrew J. Chamberlain
                                               Corporate Secretary


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission